March 13, 2008

Ellis E. Cousens
Executive Vice President and Chief Financial & Operations Officer
John Wiley & Sons, Inc.
111 River Street
Hoboken, NJ 07030

      Re: **John Wiley & Sons, Inc.**
            Commission file number: 1-11507
            Form 10-K: For the fiscal year ended April 30, 2007

Dear Mr. Cousens:

      We have completed our review of your Form 10-K and have no further comments at this time.

                         Sincerely,

                         Michael Fay
                         Branch Chief